Invest In The Next Generation Of AI Powered Trading Platforms

No money or other consideration is being solicited, and if sent in response, will not be accepted;
No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
A person's indication of interest includes no obligation or commitment of any kind.

Invest now with DeepBlue

Form C Offering Circular

$500
Minimum Investment

Let's Change The World

Understanding the market structure and institutional movements are essential to successful trading. Automating that understanding is at the heart of DeepBlue's intelligent design.

Realtime analysis of institutional behaviors, augmented with intelligent automated trading, is a must for any modern trading software technology.

We aim to supply our trading systems to professional institutions.

Let's Change It Together

We are seeking investors to help usher in the future of trading with our AI powered software platform. With an investment in DeepBlue Innovations, you can be part of a revolution that is designed to change the trading world! A revolution powered by advanced technology, data-driven insights and intelligent trading systems.

Every investment is an invaluable contribuition that will help change the landscape of trading for the better.

Invest now with DeepBlue

OUR VISION

We are a group of professional business leaders, traders and software engineers. Between us we haveover 100 years of experience holding director level positions, managing business operations and creating software platforms. We want to produce trading models that will contribute towards a better tomorrow.

At DeepBlue Innovations, we believe that the right understanding and technological edge in the market can lead towards a successful future. Our dedicated team of market analysts and software developers are working on the future of trading platforms, delivering a SaaS client model for institutions and professional traders.

Invest now with DeepBlue





OUR TECHNOLOGY

DeepBlue Innovations uses applied mathematical artificial intelligence trading software to allow investors and professional traders to utilize our technologically advanced and fully customizable AI trading management platform.

We design mathematical algorithms and AI software that empowers users to interconnect and remotely monitor all global markets.

Our platform is currently in pre-alpha testing before we move to full Alpha testing. The software is stable and able to execute trades and manage multiple assets and exchanges as it monitors each market for good trading opportunities.

(Invest now with DeepBlue)



Secure API Connections
We only use secure API connections for trading connections



Thousands of instruments
Multi-market trading, Forex, CTFs, Crypto and Commodities



Multiple Exits
Intelligent and adaptive exits to maximise profits



Risk Based

Our systems pre-determine risk according to market conditions

STORY SO FAR

We have delivered our first version of the trading model which allows us to connect, analyze market data, place trades, and manage those trades in real time. Our algorithms have been tested for over nine months under a pre-alpha testing phase of the project.

We now need to develop the trading model further and continue to improve and expand its capabilities. Our vision includes more integration with brokers and exchanges, UI improvements, risk management updates, multi-currency support and a host of features to improve the functionality of the platform.

Our ROI returns in pre-alpha testing suggest an average ROI return per day of 1.5%. This figure will vary depending upon the market conditions and the risk level set in the platform for the asset class being traded.




Crowdfunding
March 2023
Our Crowdfunding Journey begins. We aim to raise $3m - $5m to continue our journey
01
02
Live Alpha Test
May 2023
We continue to live trade the proof of concept and report on results. Your investment will help us improve our models
03
Live Trading
July 2023
End of Testing period and into Beta Testing mode
04
License Model
Q4 onwards
We create our license model to offer our platform to institutions and professional traders
04

INITIAL TESTING RESULTS

We have been testing our platform and intelligent trading algorithm, in what most people would consider a difficult market. Over this time our testing data gives us the following statistics between June 2022 and Feb 2023.

88% Win Rate between June '22 and Feb '23

564 LONG trades in the market place

582 SHORT trades in the market place

1.5% Average daily ROI returned on trades in the period

Invest now with DeepBlue



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Chris Williams Mod

5 days ago

Welcome to the DBI comments section.

Forward-Looking Statements THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK

ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Securities offered through DealMaker Securities LLC

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC , located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.